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                          January 29, 2024

       William V. Williams
       Chief Executive Officer
       BriaCell Therapeutics Corp.
       Suite 300, 235 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed January 22,
2024
                                                            File No. 333-276650

       Dear William V. Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Avital Perlman, Esq.